Exhibit 16.1

May 12, 2011

U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re: Life Nutrition Products, Inc.

Dear Sir/Madam:

We have read the statements of Life Nutrition Products, Inc. pertaining to our firm included under Item 4.01 of Form 8-K to be filed May 12, 2011 and agree with such statements as they pertain to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Friedman LLP